CHINA INFORMATION TECHNOLOGY, INC. ANNOUNCES CLOSING OF $13.54
MILLION REGISTERED DIRECT OFFERING OF ORDINARY SHARES AND
WARRANTS

SHENZHEN, China, May 27, 2015 - China Information Technology, Inc. (NASDAQ GS: CNIT) (the “Company”), a leading provider of integrated cloud-based platform, exchange, and big data solutions in China, today announced that it closed a previously announced registered direct offering, in which the Company sold 2,102,484 ordinary shares to certain institutional investors at the price of $6.44 per share. In addition, warrants to purchase an aggregate of 1,576,863 ordinary shares of the Company were issued to the investors.

Gross proceeds from the offering were approximately $13.54 million. After deducting offering expenses, the Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

FT Global Capital, Inc. served as the exclusive placement agent for the offering.

A shelf registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the offering was filed with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About China Information Technology, Inc.

China Information Technology, Inc. (Nasdaq GS: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Robin Yang, CFO
Tel: +86 755 88319888
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com